U. S. SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                              FORM 10-SB/A

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                             LUMINART  CORP.
             (Name of Small Business Issuer in its charter)


           Nevada                                       87-0413934
(State or other jurisdiction of                   (I.R.S. Employer
  incorporation or organization)                   Identification No.)

3245 Grande Vista Drive, Newbury Park, California             91320
 (Address of principal executive offices)                   (Zip Code)

             Issuer's telephone number:  (805) 480-9899

Securities to be registered pursuant to Section 12(b) of the Act:

    Title of each class                Name of each exchange on which
     to be so registered               each class is to be registered

            None

            None

Securities to be registered pursuant to Section 12(g) of the Act:

                             Common Stock
                           (Title of Class)

                                 None
                           (Title of Class)

PART I.

ITEM 1.  DESCRIPTION OF BUSINESS.

Business Development.

Luminart Corp., a Nevada corporation ("Company"), was originally organized in the State of Utah on July 5, 1984 as Past-Tell Limited (see Exhibit 3.1 to this Form 10-SB). Articles of Merger were filed on March 27, 1987 through which this company changed its domicile to the State of Nevada (see Exhibit 2.1 to this Form 10-SB). On November 7, 1996 an Amendment to the Articles of Incorporation were filed changing the name of the Corporation to Chaos Group, Inc. (see Exhibit 3.3 to this Form 10-SB). On January 10, 1997, the Company acquired all of the issued and outstanding common stock of Clear Vision, Inc., a Nevada corporation, as a tax free exchange (see Exhibit 2.2 to this Form 10-SB).

On April 6, 1998, the Company purchased all of the assets of Luminart Inc., a Canadian corporation (these assets consisted of equipment, inventory, proprietary rights and interests, including but not limited to patents, copyrights and trademarks, free and clear of all liens, related to the current sign business of the Company, as set forth below) pursuant to an Asset Purchase Agreement for the sum of 1,100,000 free trading shares of common stock of the Company (see Exhibit 10.1 to this Form 10-SB). On April 23, 1998, an Amendment to the Articles of Incorporation was filed changing the name of the corporation to Luminart Corp. (see
Exhibit 3.4 to this Form 10-SB).

During the Company's fiscal year ended September 30, 1999, it sold its interest in Chaos Group, Inc., a wholly-owned subsidiary devoted to the entertainment industry, to 638254 Alberta Ltd., a Nevada corporation, under an Agreement to Purchase in order to allow the Company to better direct its full attention to the sign industry (see Exhibit 10.8 to this Form 10-SB). This sale included assets of approximately $80,000 and the assumption of liabilities of approximately $200,000. The proceeds to the Company of this sale were $100,000.

During this fiscal year, the Company also closed down its wholly-owned subsidiary, Clear Vision, Inc., as that company generated continuous losses to the corporation and the Board of Directors felt that such a move was in the best interest of the corporate shareholders. The one subsidiary of the Company is Luminart International Corporation, a Nevada corporation, which is wholly owned by the Company.

The business office of the Company is located at 3245 Grande Vista Drive, Thousand Oaks, California 91320. The Company's fiscal year ends on September 30. Currently, the Company has three full time and four part time employees. It does not anticipates adding any further employees in the next twelve months.

Business of the Company.

The Company is primarily a sales and marketing firm dedicated to the sale of its proprietary Luminite gel, a flexible compound used in the production of Point of Purchase advertising signs. When illuminated, Luminite has the eye catching attractiveness of neon at a fraction of the cost.

(a)  The Sign Industry.

The sign industry in North America is represented commercially by sign manufacturers, consisting of independent entities, corporate in-house graphics departments, government agencies, and sub-contractors. Management believes that a great majority of such entities specialize in the manufacture of neon, vinyl, and screen printed signs and that approximately one-half of vinyl and screen printed signs are illuminated. Management also believes that demand for Luminite products also exist within the point-of-purchase industry as it relates to advertising and displayed media.

(b)  Description of the Company's Products.

The Company's principal product is Luminite gel and the necessary dispensing machines for its application to substrata (customers are not required to use Luminart application machines in order to dispense the gels). On April 30, 1996, the Company was issued a Compound and Method Patent (US # 005512122A) for the Luminite gel and the process by which it is applied onto vinyl. On January 4, 1999, the Company was issued a Compound and Method Patent (Canada # 2,126,104) for the Luminite gel and the process by which it is applied onto vinyl. The Company also has been issued patents in Europe (#93922873.0) and in Australia (#51735/93). The duration of these patents is 17 years. Based on these patents, the Luminite gel cannot legally be replicated by anyone else; as a result, the Company is not aware of any competitors using a similar gel process.

Luminite is a printing compound and method of producing three-dimensional signs and lettering and Braille reading materials. The printing compound includes an ultraviolet radiation curable resin and a filler mixed with the resin to form a paste. The resin can be an acrylated urethane oligomer or an epoxidized oil. The compound is applied to a substrate manually or by a computer controlled dispensing apparatus. The compound is subjected to ultraviolet radiation to cure quickly allowing for mass production. Luminite is also a bonding agent that adheres to cardboard, paper, vinyl, acrylics, and many types of plastic. It its unpigmented form, :Luminite is translucent and fairly thixotropic. Luminite gel is produced in 19 colors (with the Company working to develop new colors) and packaged in 6.5 ounce plastic tubes for sale to corporate customers.

Signs that utilize Luminite have an appearance as comparable to neon but can be produced less expensively than a similar neon sign. Management believes that additional benefits of Luminite in comparison with neon include:

reduced operating costs
lower maintenance costs
greater design flexibility
more intricate design potential
ease your shipping and handling
greater durability

Luminite is available in four product groups:

LUMINITE BL (Back Lit) was specifically develop for traditional indoor backlit applications. With this material, signs can be created with elevated characters and graphics to produce a unique glow in radiance and brilliance. Signs created with LUMINITE BL have the appearance of neon signs, at approximately one-third the price of comparable neon signs. LUMINITE BL is available in nine standard colors (red, yellow, orange, green, white, pink, teal, ice, and blue).

LUMINITE FL (Front Lit) is available in the seventh standard fluorescent colors (red, yellow, orange, green, white, pink, and blue) and is used to enhance new and existing printed materials; e.g., signs, posters, and POP materials, by adding elevated characters and graphics that illuminate and fluoresce when exposed to ultraviolet light.

LUMINITE TACTILE was developed solely to create Braille characters. It is available in neutral see-through material which can be applied on existing signage in order to conform to the standards and specifications of the Americans with Disabilities Act.

LUMINITE CRYSTAL was specifically assigned for traditional indoor/outdoor backlit applications. The Crystal Series is available in the same colors as LUMINITE BL.

SYSTEM 4000 is a computer automated Luminite dispensing system utilizing industry standard Cartesian Robotic Technology coupled with the liquid/gel dispensing system. The work surface is 4' by 4' with expansion capability to a maximum of the 12'. The system includes a custom-designed ultraviolet curing chamber, pen plotting capabilities, and vinyl cutting tools. SYSTEM 4000 carries a one year parts and labor warranty. Specific features include:

16 button user control panel with LCD display high precision motor controls high efficiency gantry drive for maximum accuracy oversized hardened gateways for ease of operation industry standard HPGL interface dispensing bead size from 1/16" to 5/8" dispensing speed up to 6" per second vacuum table top

The Signature Series was an entry level Luminite dispensing system designed and priced to appeal to smaller sign manufacturers. It could also be used in conjunction with a SYSTEM 4000 to create special effects. The Signature Series was sold with a custom work station, an integrated light table, pneumatic control system, and a separate 2' x 2' curing chamber. SYSTEM 2000 was a compact version of System 4000 that has many of the performance capabilities of the larger system (the Company no longer sells the System 2000 or Signature Series). The System 4000 is priced at $29,900. Currently, there are 108 dispensing machines installed throughout the world.

LUNINITE DRAW is a proprietary software program that was developed by the Company to work is a special interface in conjunction with popular sign making software packages to take advantage of all SYSTEM 4000 dispensing systems features. LUMINITE DRAW runs in the Microsoft Windows environment. The Company includes LUMINITE DRAW with every SYSTEM 4000 at no additional charge.

The Company is currently developing a new dispensing machine which can be purchased at a much more affordable price than those currently in existence. This is being done to attract those people interested in embarking on a career in the industry, but are currently in a financial position which would not allow them to get started. The engineering concept for the new dispensing machine is complete. The total development costs for this machine to date is approximately $50,000. The Company is presently attempting to arrange financing in order to complete its development, production and introduction. The projected price for the new dispensing machine (System 2020) is $7,500.

In addition, the Company has plans to acquire another sign manufacturer or research and development company during the next 12 months. The management is in the final negotiation stages to acquire an East Coast sign manufacturer (funding for this transaction, if completed, will be provided through debt and/or equity financing to be provided by Pennsylvania Merchants Group). If this transaction is consummated, then the Company will outsource the machine manufacturing (since this acquisition has not been completed, there are no specific terms as to any outsourcing agreement). The Company would then seek bids from manufacturers once the Company has the budget allocation to pay for the initial stocking inventory. In order to accomplish this, the Company may need, depending on the price of the acquisition, to generate additional funds through debt or equity financing.

The Company is unaware of any negative consequences associated with its products. To date, the Company has not experienced any competition from gels in the marketplace.

(c)  Manufacturing and Marketing.

(1)  Manufacturing.

Manufacturing of the Luminite gels for the Company is done by PRC-DeSoto Canada, Inc., A PPG Industries Company, 5676 Timberlea Boulevard, Mississauga, Ontario L4W 4M6, Canada, pursuant to a Toll Processing Agreement entered into by Luminart International Corporation on December 1, 1999 (see Exhibit 10.9 to the Form 10-
SB). The success of the Company is not tied in with PRC remaining as the manufacturing supplier since there are a number of other companies which can manufacture such gels. The Company estimates that it would take approximately 30 to 60 days to have production obtained from another source.

All materials necessary for production are purchased by PRC in compliance with the formulae provided to them by the Company's Research and Development Department. All materials are freely available to the manufacturer and are safe both in stand-alone and in combined form. The Company has to-date never experienced any adverse governmental reaction to its products. The Environmental Protection Agency of the United States government has, however, produced several studies showing the negative environmental impact possible, and probable, with the use of the Company's main competition, neon signage.

(2)  Marketing.

All sales of products are accomplished through the Company's wholly-owned subsidiary, Luminart International, Inc., a Nevada corporation. The parent company, Luminart Corp., devotes its efforts to research and development, specifically directed toward improving its products and developing new products and application methods. The Research and Development Department of Luminart Corp. directs its attention to the improvement of existing products and ensuring governmental compliance for all countries to which the product is marketed. R & D presently adds approximately $500.00 per month to the corporate administrative expense. The effect on the product pricing due to this facility is minimal.

Luminart International, Inc. sells its products to an existing, albeit expanding, market base comprised of approximately 210 customers. No single customer comprises more than 2% of total revenues. This company is presently active in 15 countries worldwide and distributes directly from the Company headquarters from orders placed directly and through the Company's web site, http://www.luminartcorp.com. All shipments from the Company to international destinations is accompanied with all documentation required by both importing and exporting countries. For international shipments, all required documents are completed and accompany all shipments.

Orders for the Company's gels and dispensing machines are typically filled and shipped to the customer within 24 hours of the order being placed. These products make up the vast majority of the corporate revenues. Actual orders for on-site sign production are not typically billed until the customer has approved the layout and artwork. From this point of approval, these signs are typically completed within 24 hours and billed and shipped to the customer's location. In the very rare instances where the Company is also responsible for installation, such is scheduled and completed within 24 hours of the final production. The cost of shipping the product to the customer's location is billed directly to the client as a part of the order. The customer may select Ground, Overnight, and Second Day according to their preference.

Previous promotional efforts have opened many domestic and international markets for Luminite signs and created a tremendous product awareness in the international sign industry. During the fiscal year ended December 31, 1999, approximately 25% of the Company's sales were made to foreign clients. Between 1994 and 1998, the Company participated in excess of 60 trade shows. Luminart's corporate clients have included Coca-Cola of Spain, Motorola, Wal-Mart, Hudson Bay, Jose Cuervo Tequila and Captain Morgan's Parrot Bay Rum. Luminart will continue to use the names, logos, packaging and all other promotional assets to maintain brand identity and consistency.

The Company's management perceived a need in the signage and POP industries for a less expensive alternative to traditional neon and molded plastic signs. It believes the Luminite family of products offers sign manufactures a less-expensive, more versatile system, capable of handling more intricate graphic patterns than traditional alternatives. Accordingly, the Company is marketing Luminite as a unique, new sign medium that allows sign manufactures to create cost competitive, high impact illuminated signage not currently possible with any other medium.

The Company's strategy is to create overall awareness and demand for the Luminite family of products by providing a marketing support to its distributors in capitalizing on the perceived benefits of Luminite. The Company intends initially to build sales volume of Luminite through the sale and installation of computer automated Luminite dispensing systems by the Company and third party licensees.

The Company's sales and marketing programs include:

Sales representation. Experienced sales and marketing personnel represent the Company to distributors and assist their sales representatives in presentations and implementation of systems larger accounts. Sales personnel also contact major end users, i.e., sign manufacturers & sign buyers, to create end user demand for Luminite, which also provides marketing support for the Company's distributors. The direct sales force currently consists of three individuals. Distributor sales are considered by the Company to be direct sales to the customer with the distributor receiving a sales commission. Distributors do not purchase products from us for resale. They act only as outside sales agents.

Trade Shows. The Company actively participates in trade shows, both in North America and internationally, which provide the Company with constant exposure to distributors, sign makers, and end users and enables Company personnel to demonstrate directly the properties and capabilities of Luminite.

Product samples. Sample signs demonstrate Luminite's versatility, capabilities, spectrum of available colors, and design effects. The Company distributes samples widely and provides custom-made displays to its distributors.

Advertising and brochure words. The Company utilizes a focused print advertising program in various trade publications generally product awareness and demand among end users. High-quality sales literature, including product sheets and corporate brochures, are widely distributed, many of which have been translated into a variety of languages.

The Company has chosen to sell its products worldwide primarily through established sign equipment distributors, rather than focusing its sales efforts on direct sales to end users. The Company has entered into 35 distributions worldwide (the Company is not dependent upon any one or particular group of distributors). Management believes that certain advantages will accrue to the Company based upon this arrangement:

faster market penetration
immediate access to an established customer base large existing sales force minimization of credit administration

(d)  Consultants for the Company.

(1)  Labranda, Inc.

On July 10, 1998, the Company entered into a Consulting Agreement with Labranda, Inc. (see Exhibit 10.2 to this Form 10-SB). Consistent with this consultant's experience and expertise in dealing with government heads of state, international finance management, U.S. financing and international trade, Labranda, Inc. advised the Company's representatives or affiliated representatives on such subjects, meting with them from time to time at the request of the Company. At such meetings, Labranda, Inc. advised, made recommendations, introduced acquisition opportunities, joint venture prospects and opportunities for turnkey systems operations, and direct governmental
introductions.    La Branda, Inc. concluded its services under
this agreement by December 31, 1998. Under the terms of this agreement, the Company issued to Labranda, Inc., as a fee, 500,000 shares of free trading common stock of the Company.

(2)  FPI.

On July 15, 1998, the Company entered into a Consulting Agreement with FPI (see Exhibit 10.3 to this Form 10-SB). Consistent with this consultant's experience and expertise in dealing with government heads of state, international finance management, U.S. financing and international trade, FPI advised the Company's representatives or affiliated representatives on such subjects, meting with them from time to time at the request of the Company. At such meetings, FPI advised, made recommendations, introduced acquisition opportunities, joint venture prospects and opportunities for turnkey systems operations, and direct
governmental introductions.    FPI concluded its services under
this agreement by December 31, 1998. Under the terms of this agreement, the Company issued to FPI, as a fee, 650,000 shares of free trading common stock of the Company.

(3)  HBL & Associates.

On September 15, 1998, the Company entered into a Consultation Agreement with HBL & Associates (see Exhibit 10.4 to this Form 10-SB). HBL & Associates specializes in international finance, marketing and advertising, and advised the Company on such matters. HBL & Associates concluded its services under this agreement by December 31, 1998.

Under the terms of this agreement, the Company issued to HBL & Associates 200,000 shares of restricted common stock. In addition, the Company issued to HBL & Associates warrants to purchase 20,000 shares of restricted common stock. The warrants may be exercised after the end of the initial six month term of this agreement at an exercise price which is the lower of $1.00 per share or one half the average bid price of the Company's stock for a period of thirty days prior to the exercise date. No further warrants were issued since the agreement was not renewed after the initial six month term. The Company is to deliver the stock to this consultant immediately upon receipt of HBL & Associates' written notice of exercise and payment of the exercise price. To the extent the Company is eligible for such registration, HBL & Associates may require the Company to file a Form S-8 Registration Statement with respect to its warrants and the common stock.

(4)  Don Docken.

On January 1, 1999, the Company entered into a Consultant Agreement with Don Docken (see Exhibit 10.5 to this Form 10-SB). Mr. Docken specializes in in-store fixtures, marketing and advertising. Mr. Docken is currently employed by a national retail sales company. This contract is not designed to conflict with any employment or consulting agreements any in which Mr. Docken is currently engaged. Mr. Docken is still performing these services to the Company under this agreement.

Under the terms of this agreement, the Company issued to Mr. Docken 100,000 shares of restricted common stock. In addition, the Company issued to Mr. Docken warrants to purchase 150,000 shares of restricted common stock. The warrants shall be divided into three 50,000 share lots and shall be exercisable under the following terms and conditions: (1) a lot of 50,000 shares may be exercised after the end of the initial six month term of this agreement at an exercise price which is the lower of $1.00 per share or one half the average bid price of the Company's stock for a period of thirty days prior to the exercise date; (2) a second lot of 50,000 shares may be exercised after the end of the first six month extension of this agreement at an exercise price which is the lower of $1.50 per share or one half of the average bid price of the stock for a period of thirty days prior to the exercise date; and (3) the third lot of 50,000 shares may be exercised after the end of the second six month extension of this agreement at an exercise price which is the lower of $2.00 per share or one half of the average bid price of the stock for a period of thirty days prior to the exercise date. The corporation shall deliver the stock to consultant immediately upon receipt of the consultants written notice of exercise and payment of the exercise price. To the extent the Company is eligible for such registration, Mr. Docken may require the Company to file a Form S-8 Registration Statement with respect to his warrants and the common stock. To date, this agreement has been extended twice.

(5)  Izumi Von Hardenberg.

On February 26, 1999, the Company entered into a Consultant Agreement with Izumi Von Hardenberg (see Exhibit 10.6 to this Form 10-SB). Ms. Von Hardenberg specializes in international finance, marketing and advertising. This contract was designed not to conflict with any employment or consulting agreements in which Ms. Von Hardenberg was engaged. Ms. Von Hardenberg concluded providing services to the Company under this agreement in December 1999.

Under the terms of this agreement, the Company issued to Ms. Von Hardenberg 100,000 shares of restricted common stock. In addition, the Company issued to Ms. Von Hardenberg warrants to purchase 40,000 shares of restricted common stock. The warrants are divided into two 20,000 share lots and are exercisable under the following terms and conditions: (1) a lot of 20,000 shares may be exercised after the end of the initial six month term of this agreement at an exercise price which is the lower of $1.00 per share or one half the average bid price of the Company's stock for a period of thirty days prior to the exercise date; and
(2) a second lot of 20,000 shares may be exercised after the end of the first six month extension of this agreement at an exercise price which is the lower of $1.50 per share or one half of the average bid price of the stock for a period of thirty days prior to the exercise date. No further warrants were issued since the agreement was not renewed after the first six month extension.
To the extent the Company is eligible for such registration, Ms. Von Hardenberg may require the Company to file a Form S-8 Registration Statement with respect to her warrants and the common stock.

(6)  Lawrence Erber.

On February 26, 1999, the Company entered into a Consultant Agreement with Lawrence Erber (see Exhibit 10.7 to this Form 10-
SB). Mr. Erber specializes in international finance, marketing and advertising. This contract was designed not to conflict with any employment or consulting agreements in which Mr. Erber was engaged. Mr. Erber concluded providing services to the Company under this agreement in December 1999.

Under the terms of this agreement, the Company issued to Mr. Erber 100,000 shares of restricted common stock. In addition, the Company was required to issue to Mr. Erber warrants to purchase 40,000 shares of restricted common stock. The warrants shall be divided into two 20,000 share lots and shall be exercisable under the following terms and conditions: (1) a lot of 20,000 shares may be exercised after the end of the initial six month term of this agreement at an exercise price which is the lower of $1.00 per share or one half the average bid price of the Company's stock for a period of thirty days prior to the exercise date; and (2) a second lot of 20,000 shares may be exercised after the end of the first six month extension of this agreement at an exercise price which is the lower of $1.50 per share or one half of the average bid price of the stock for a period of thirty days prior to the exercise date. No further warrants were issued since the agreement was not renewed after the first six month extension. To the extent the Company is eligible for such registration, Mr. Erber may require the Company to file a Form S-8 Registration Statement with respect to his warrants and the common stock.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS.

Overview

The following management's discussion and analysis of financial condition and results of operations reviews the financial performance of the Company for the years ended September 30, 1999 and 1998, and the three months ended March 31, 2000 and 1999, and should be read in conjunction with the Company's consolidated financial statements and notes thereto for the respective periods set forth in this Form 10-SB. All of the numbers set forth in the financial statements of the Company are denominated in U.S. dollars.

In April 1998, the Company determined to change its fiscal year end from December 31 to September 30. Therefore, the fiscal year ended September 30, 1999 has consisted of only nine months. As a result, when comparing the fiscal years, it should be noted that all the numbers presented will only reflect nine months of operations for 1998 when compared with a full 12 months for 1999.

Consolidated Results of Operations

(a)  Three Months Ended March 31, 2000 and 1999.

Revenue decreased to $298,516 for the three months ended March 31, 2000 from $370,589 for the three months ended on March 31, 1999, a decrease of $72,073, or 19.45%, primarily due to a decrease in orders. The Company does not have a sales backlog as, typically, all gel orders are filled within 24 hours of receipt; work in progress orders are not typically booked as sales until finished and shipped.

Gross profit increased to $252,743 for the three months ended March 31, 2000 from $50,278 for the same period in 1999 and cost of goods sold decreased as a percentage of sales to 15.3% from 86.5%. The increase in gross profit margin in 2000 as compared to 1999 is primarily due to increased efficiencies realized and the Company is no longer suffering from the costs associated with the subsidiary companies divested in 1999. The Company fully expects the increase in efficiency to continue.

Selling, general and administrative expenses decreased to $93,063 in 2000 from $143,415 in 1999, as a direct result of increased efficiencies in operations. The Company fully expects the increase in efficiency to continue.

Interest expense increased to $11,987 in 2000 from $0 in 1999, as a result of the accrual of interest on the preferred stock issued by the Company.

Net profit was $32,938 for the three months ended March 31, 2000, as compared to a net loss of $93,137 for the three months ended
March 31, 1999.

(b)  Years ended September 30, 1999 and 1998.

Revenue increased to $1,637,683 in 1999 from $765,141 in 1998, an increase of $872,542 or 114.04%, primarily due to increased selling and marketing activities that the Company was able to conduct in 1999 as a result of the proceeds from the Company's private placements of its securities.

Gross profit increased to $1,009,194 in 1999 from $684,820 in 1998, and decreased as a percentage of net sales to 61.62% in 1999 from 89.50% in 1998. The decrease in gross profit margin in 1999 as compared to 1998 was due to increased costs of goods sold.

Selling, general, and administrative expenses increased to $763,246 in 1999 from $327,947 in 1998, as a result of increased selling and marketing activities and the Company's efforts to build a marketing infrastructure (this included penetration of the Taiwan market), which included increased spending on payroll, as well as additions to property and equipment. The Company does not have a sales backlog as, typically, all gel orders are filled within 24 hours of receipt; work in progress orders are not typically booked as sales until finished and shipped.

Depreciation and amortization increased to $186,300 in 1999 from $63,600 in 1998 as a result of decreased depreciation and amortization recorded relating to property and equipment. Interest expense increased to $59,938 in 1999 from $18,987 in 1998, as a result of an increase the level of interest-bearing debt incurred to finance operations.

The Company recorded a provision for bad debts of $5,731 in 1999, as compared with $0 in 1998. This was based on management's estimate of uncollectible accounts receivable.

Net loss was $160,544 for the year ended September 30, 1999, as compared to a net profit of $259,269 for the year ended
September 30, 1998.

In 1998, the Company purchased all of the assets of Luminart, Inc., a Canadian corporation. As a result of the purchase a large quantity of production materials (gels) were sent to the Company at no cost. The result was an abnormally low production (Cost of Goods Sold) cost for the fiscal year ended September 30, 1998. During the fiscal year ended September 30, 1999, all production materials were purchased, resulting in a Cost of Goods Sold percentage more in line with corporate forecasts and expectations.

During the Company's fiscal year ended September 30, 1999, it sold its interest in Chaos Group, Inc., a wholly-owned subsidiary devoted to the entertainment industry in order to allow the Company to better direct its full attention to the sign industry (see Exhibit 10.8 to this Form 10-SB). This sale included assets of approximately $80,000 and the assumption of liabilities of approximately $200,000. The proceeds to the Company of this sale were $100,000.

During this fiscal year, the Company also closed down its wholly-owned subsidiary, Clear Vision, Inc., as that company generated continuous losses to the corporation and the Board of Directors felt that such a move was in the best interest of the corporate shareholders. The one subsidiary of the Company is Luminart International Corporation, a Nevada corporation, which is wholly owned by the Company.

Liquidity and Capital Resources.

(a)  Three Months Ended March 31, 2000 and 1999.

During the three months ended March 31, 2000 the Company financed its working capital requirements from cash reserves, as well as operations of the Company. The Company currently has no lines of credit.

Currently, the inventory turnover is 8.06 months, while receivables turnover is 23.85 days. Inventory turnover is heavily impacted by dispensing machines on hand, trade show booth and brochures with a combined value of $420,345. With these removed, inventory turnover falls to 3.84 months. The Company does have work in progress each day, but does not account for work in progress as a sale until the work is completed.

During the three months ended March 31, 2000, the Company's operations provided cash of $121,238 as compared with cash used during the three months ended March 31, 1999 of $86,311, investing activities provided cash of $70,365 versus a use of $79,546, respectively, and financing activities used cash of $170,000 for the three months ended March 31, 2000, as compared with cash provided of $211,807 for the three months ended March 31, 1999.

(b)  Years ended September 30, 1999 and 1998.

During the fiscal year ended September 30, 1999, the Company financed its working capital requirements principally from the private placement of its common stock. During that fiscal year, gross proceeds from the sale of common stock was $257,750.
During the fiscal year ended September 30, 1998, the Company financed its working capital requirements from cash reserves, as
well as operations of the Company.    The Company had no lines of
credit.

The inventory turnover is currently 5.87 months, while receivables turnover was 31 days. Inventory turnover is heavily impacted by dispensing machines on hand, trade show booth and brochures with a combined value of $420,345. With these removed, inventory turnover falls to 2.79. The Company does have work in progress each day, but does not account for work in progress as a sale until the work is completed.

During the years ended September 30, 1999 and 1998, the Company's operations utilized cash of $161,076 and $219,729, respectively, investing activities utilized cash of $263,194 and $0, respectively, and financing activities provided cash of $418,004 and $129,916, respectively.

The Company did not have any capital expenditure commitments outstanding at September 30, 1999, although the Company anticipates making capital expenditures in the ordinary course of business commensurate with an expected increase in the Company's business operations in subsequent periods.

Capital Expenditures

The Company did not have any capital expenditure commitments outstanding at March 31, 2000, although the Company anticipates making capital expenditures in the ordinary course of business commensurate with an expected increase in the Company's business operations in subsequent periods.

Risk Factors Connected with Financial Condition and Results of
Operations.

(a)  History of Losses; Accumulated Deficit; Working Capital Deficiency.

The Company has incurred losses of $999,045, $397,543,
and $160,544 for the fiscal years 1996, 1997, and 1999, respectively (there was a profit of $259,269 for 1998). The likelihood of the success of the Company must be considered in the light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business and the competitive environment in which the Company operates. Unanticipated delays, expenses and other problems such as setbacks in product development, and market acceptance are frequently encountered in connection with the expansion of a business. (See "Significant Working Capital
Requirements" below.)    As a result of the fixed nature of many
of the Company's expenses, the Company may be unable to adjust spending in a timely manner to compensate for any unexpected delays in the development and marketing of the Company's products or any capital raising or revenue shortfall. Any such delays or shortfalls will have an immediate adverse impact on the Company's business, operations and financial condition. See "Management's Discussion and Analysis of Results of Operations and Financial Condition."

(b)  Significant Working Capital Requirements.

The working capital requirements associated with the manufacture and sale of the Company's products have been and will continue to be significant. The Company anticipates, based on currently proposed assumptions relating to its operations (including with respect to costs and expenditures and projected cash flow from operations), that it can generate sufficient cash flow to continue its operations for an indefinite period at the current level without requiring additional financing. However, the Company will need to raise additional capital, through debt or equity, to implement fully implement its sales and marketing strategy and grow. In the event that the Company's plans change or its assumptions change or prove to be inaccurate or if cash flow from operations proves to be insufficient to fund operations (due to unanticipated expenses, technical difficulties, problem or otherwise), the Company would be required to seek additional financing sooner than currently anticipated or may be required to significantly curtail or cease its operations.

The Company currently plans one or more acquisitions over the next twelve months and will need financing of at least $1,000,000 during the year 2000 in order to pay for these anticipated acquisitions and to sustain the Company. In addition, the Company plans to complete its development, production and introduction for sale of its new System 2020 dispensing machine. Currently, the Company is in negotiations with a firm to provide between $5 to $7 million to complete this project. This financing is expected to be completed in the very near future and will take the form of either long-term debt or equity.

The website of the Company originally projected that revenues for the fiscal year ended would be $5,000,000; however, actual revenues of only approximately $1,600,000 were realized. This shortfall was due to the fact that expected financing for the Company that would have facilitated marketing necessary to achieve the projected growth did not materialize. The Company has rectified all inaccurate statements on its website.

(c)  Company Only Has Limited Assets.

The Company has only limited assets. As a result, there can be no assurance that the Company will generate significant revenues in the future; and there can be no assurance that the Company will operate at a profitable level. If the Company is unable to obtain customers and generate sufficient revenues so that it can profitably operate, the Company's business will not succeed.

(d)  Company May Experience Substantial Competition.

The Company may experience substantial competition in its efforts to locate and attract customers for its products. Many competitors in the sign industry have greater experience, resources, and managerial capabilities than the Company and may be in a better position than the Company to obtain access to attractive clientele. There are a number of larger companies which will directly compete with the Company. Such competition could have a material adverse effect on the Company' profitability or viability. In addition, neon is such an established sign medium, that the Company often encounters resistance to introducing its products to established neon customers.

(e)  Influence of External Factors on Prospects for Company.

The sign industry in general is a speculative venture necessarily involving some substantial risk. There is no certainty that the expenditures to be made by the Company will result in commercially profitable business. The marketability of its products will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, and the general state of the economy (including the rate of inflation, and local economic conditions), which can affect companies' spending. Factors which leave less money in the hands of potential customers of the Company will likely have an adverse effect on the Company. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

(f)  Possible Effect of Regulatory Factors.

Possible future consumer legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities undertaken in connection with the business of the Company, the extent of which cannot be predicted. The exact affect of such legislation cannot be predicted until it is proposed.

(g)  Uncertainty of Market Penetration by Company.

The sign industry is currently dominated by companies that sell neon signs, which has broad acceptance with businesses. As a result, the market demand for new products from new companies is subject to a high level of uncertainty. Achieving significant market penetration and recognition for the Company's products will require significant efforts and expenditures by the Company to inform potential customers about the Company's products. Although the Company intends to use a substantial portion of its working capital for marketing and advertising, there can be no assurance that the Company will be able to penetrate existing markets on a broad basis, position its products to appeal to a broad base of customers, or that any marketing efforts undertaken by the Company will result in any increased demand for or greater market acceptance of the Company's products. See "Business of the Company."

(h)  Uncertainty Regarding Patents and Proprietary Rights.

The Company seeks patent protection for its proprietary products and technologies where appropriate. The Company currently has two United States patents and three international patents relating to its Luminite gel technology (the U.S. patents expire in 2013 and 2016). However, there can be no assurance that the Company's patent will provide the Company with significant protection against competitors. Litigation may be necessary in the future to protect the Company's patent, and there can be no assurance that the Company will have the financial or managerial resources necessary to pursue such litigation or otherwise to protect its patent rights. In addition to pursuing patent protection in appropriate cases, the Company also relies on trade secret protection for its unpatented proprietary technology. However, trade secrets are difficult to protect. There can be no assurance that other companies will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's trade secrets, that such trade secrets will not be disclosed or that the Company can effectively protect its rights to unpatented trade secrets. The Company pursues a policy of having its employees and consultants execute non-disclosure agreements upon commencement of employment or consulting relationships with the Company, which agreements provide that all confidential information developed or made known to the individual during the course of employment shall be kept confidential except in specified circumstances. There can be no assurance, however, that these agreements will provide meaningful protection for the Company's trade secrets or other proprietary information.

(i)  Success of Company Dependent on Management.

The Company's success is dependent upon the hiring of key administrative personnel. Only two of the officers or directors, and one of the other key personnel, has any employment agreement with the Company. Therefore, there can be no assurance that these personnel will remain employed by the Company. Should any of these individuals cease to be affiliated with the Company for any reason before qualified replacements could be found, there could be material adverse effects on the Company's business and prospects. In addition, management has no experience is managing companies in the same business as the Company.

In addition, all decisions with respect to the management of the Company will be made exclusively by the officers and directors of the Company. Investors will only have rights associated with minority ownership interest rights to make decision which effect the Company. The success of the Company, to a large extent, will depend on the quality of the directors and officers of the Company. Accordingly, no person should invest in the Shares unless he is willing to entrust all aspects of the management of the Company to the officers and directors.

k. Limitations on Liability, and Indemnification, of Directors and Officers.

The Company's Articles of Incorporation include provisions to eliminate, to the fullest extent permitted by the Nevada Revised Statutes as in effect from time to time, the personal liability of directors of the Company for monetary damages arising from a breach of their fiduciary duties as directors. The Bylaws include provisions to the effect that the Company may, to the maximum extent permitted from time to time under applicable law, indemnify any director, officer, or employee to the extent that such indemnification and advancement of expense is permitted under such law, as it may from time to time be in effect. Any limitation on the liability of any director, or indemnification of directors, officer, or employees, could result in substantial expenditures being made by the Company in covering any liability of such persons or in indemnifying them.

(l)  Potential Conflicts of Interest Involving Management.

Currently, the officers and directors of the Company devote 100% of their time to the business of the Company. However, conflicts of interest may arise in the area of corporate opportunities which cannot be resolved through arm's length negotiations. All of the potential conflicts of interest will be resolved only through exercise by the directors of such judgment as is consistent with their fiduciary duties to the Company. It is the intention of management, so as to minimize any potential conflicts of interest, to present first to the Board of Directors to the Company, any proposed investments for its evaluation.

(m)  No Assurance of Continued Public Trading Market; Risk of Low
Priced Securities.

Since May 28, 1998, there has been only a limited
public market for the common stock of the Company. The common stock of the Company is currently quoted on the National Quotation Bureau's Pink Sheets; the Company intends to reapply for relisting on the Over the Counter Bulletin Board after clearing comments on this registration statement. As a result, an investor may find it difficult to dispose of, or to obtain accurate quotations as to the market value of the Company's securities. In addition, the common stock is subject to the low-priced security or so called "penny stock" rules that impose additional sales practice requirements on broker-dealers who sell such securities. The Securities Enforcement and Penny Stock Reform Act of 1990 ("Reform Act") requires additional disclosure in connection with any trades involving a stock defined as a penny stock (generally, according to recent regulations adopted by the U.S. Securities and Exchange Commission, any equity security that has a market price of less than $5.00 per share, subject to certain exceptions), including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining
the penny stock market and the risks associated therewith.   The
regulations governing low-priced or penny stocks sometimes limit the ability of broker-dealers to sell the Company's common stock and thus, ultimately, the ability of the investors to sell their securities in the secondary market.

(n)  Effects of Failure to Maintain Market Makers.

If the Company is unable to maintain a National
Association of Securities Dealers, Inc. member broker/dealers as market makers, the liquidity of the common stock could be impaired, not only in the number of shares of common stock which could be bought and sold, but also through possible delays in the timing of transactions, and lower prices for the common stock than might otherwise prevail. Furthermore, the lack of market makers could result in persons being unable to buy or sell shares of the common stock on any secondary market. There can be no assurance the Company will be able to maintain such market makers. Currently, the market makers for the Company are as follows (in alphabetical order):

J. Alexander Securities, Inc.
Frankel & Co., Inc.
GVR Capital
Hill Thompson
Knight Securities, L.P.
National Capital
North American Institutional Brokers
Paragon Capital Corporation
Sharpe Capital, Inc.
Wien Securities Corp.
Wilson Davis

(o)  Cash Dividends Unlikely.

The Company has never declared or paid dividends on its common stock and currently does not anticipate or intend to pay cash dividends on its common stock in the future. The payment of any such cash dividends in the future will be subject to available retained earnings and will be at the discretion of the Board of Directors.

(p)  Potential Status as a Pseudo California Corporation.

Section 2115 of the California General Corporation Law subjects certain foreign corporations doing business in California to various substantive provisions of the California General Corporation Law in the event that the average of its property, payroll and sales is more than 50% in California and more than one-half of its outstanding voting securities are held of record by persons residing in the State of California. Currently, less than one-half of the outstanding voting shares of the Company are owned by residents of California; however, this percentage may change in the future.

Some of the substantive provisions include laws relating to annual election of directors, removal of directors without cause, removal of directors by court proceedings, indemnification of officers and directors, directors standard of care and liability of directors for unlawful distributions. The aforesaid Section does not apply to any corporation which, among other things, has outstanding securities designated as qualified for trading as a national market security on NASDAQ if such corporation has at least eight hundred holders of its equity securities as of the record date of its most recent annual meeting of shareholders. It is currently anticipated that the Company may be subject to Section 2115 of the California General Corporation Law which, in addition to other areas of the law, will subject the Company to Section 708 of the California General Corporation Law which mandates that shareholders have the right of cumulative voting at the election of directors.

(q)  Use of Forward-Looking Statements.

The foregoing Management's Discussion and Analysis contains "forward looking statements" within the meaning of Rule 175 of the Securities Act of 1933, as amended, and Rule 3b-6 of the Securities Act of 1934, as amended, including statements regarding, among other items, the Registrant's business strategies, continued growth in the Registrant's markets, projections, and anticipated trends in the Registrant's business and the industry in which it operates. The words "believe," "expect," "anticipate," "intends," "forecast," "project," and similar expressions identify forward-looking statements. These forward-looking statements are based largely on the Registrant's expectations and are subject to a number of risks and uncertainties, certain of which are beyond the Registrant's control. The Registrant cautions that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward looking statements, including, among others, the following: reduced or lack of increase in demand for the Registrant's products, competitive pricing pressures, changes in the market price of ingredients used in the Registrant's products and the level of expenses incurred in the Registrant's operations. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained herein will in fact transpire or prove to be accurate. The Registrant disclaims any intent or obligation to update "forward looking statements."

(r)  Uncertainty Due to Year 2000 Problem.

The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using the year 2000 date is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before, on, or after January 1, 2000, and if not addressed, the impact on operations and financial reporting may range from minor errors to significant system failure which could affect the Company's ability to conduct normal business operations. This creates potential risk for all companies, even if their own computer systems are Year 2000 compliant. It is not possible to be certain that all aspects of the Year 2000 issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

The Company currently believes that its systems are Year 2000 compliant in all material respects. Although management is not aware of any material operational issues or costs associated with preparing its internal systems for the Year 2000, the Company may experience serious unanticipated negative consequences (such as significant downtime for one or more of its suppliers) or material costs caused by undetected errors or defects in the technology used in its internal systems. Furthermore, the purchasing patterns of customers may be affected by Year 2000 issues. The Company does not currently have any information about the Year 2000 status of its potential material suppliers. The Company's Year 2000 plans are based on management's best estimates.

ITEM 3.  DESCRIPTION OF PROPERTY.

The following is a schedule of the property and equipment current owned by the Company (all of this property and equipment is in good to excellent condition):

Trans
Porta
tion
Equip                             Dep       Prior
ment   Acquired Sold    Cost      Basis     Depn  Method Life Rate Current
                                                                     Depn
Truck
&
Trailer 9/11/95         18000.00  18000.00  8295  S/L HY  5   0.2       3600
VW of
Witt    6/1/98          19115.89  19115.89  8295  S/L HY  5   0.2       3823
Truck,
Dooley  10/1/98         15737.16  15737.16     0  S/L HY  5   0.2       3147
  Total                 52853.05           16590                       10571

Furniture

F & F   7/7/95          10303.98  10303.98  4416  S/L HY  7   0.142857  1472
F & F   8/15/99          4065.87   4065.87     0  S/L HY  7   0.142857
  Total                 14369.85  14369.85  4416                        1472
Vinyl
Cutter  3/9/95               769       769   275  S/L HY  7   0.142857   110
Copy
Machine 3/22/95             1200      1200   428  S/L HY  7   0.142857   171
Luminart
System
4000    6/21/95            52087     52087 18603  S/L HY  7   0.142857  7441
Misc.
Equip
Ment    8/15/95            24996     24996  8928  S/L HY  7   0.142857  3571
Equip
Ment    8/1/95             88351     88351 11555  S/L HY  7   0.142857 12622
Table
Screen
Print   2/13/96            23473     23473  5029  S/L HY  7   0.142857  3353
Router  9/18/95             2545      2545   910  S/L HY  7   0.142857   364
Luminart
MS 40-
110-1   12/1/95            17670     17670  6311  S/L HY  7   0.142857  2524
Com-
Pressor 6/13/95             1200      1200   428  S/L HY  7   0.142857   171
Lathe &
Drill
Press   4/11/96             3500      3500   750  S/L HY  7   0.142857   500
Digital
Color
Station
5442    3/15/96 6/30/99        0         0     0  S/L HY  7   0.142857     0
Pro
Tech
Lamin
Ator    2/13/96            23473     23473 5029  S/L HY  7   0.142857   3353
Miscell
Aneous
Equip.  3/14/97           118587    118587 16964 S/L HY  7   0.142857  16941
Printer 10/20/97            2000      2000   48  SL/ HY  7   0.142857    286
Re
cycling
Equip
Ment    2/15/95           189183    189183    0  S/L HY  7   0.142857      0
Music
Equip
Ment    4/1/96             74000     74000 18500 S/L HY  7   0.142857  10571
Video
Equip
Ment    1/27/97             5600      5600  800  S/L HY  7   0.142857    800
Piano   9/20/97            34097     34097 5377  S/L HY  7   0.142857   4871
  Total                   662731    662731 99935                       67650

Computer Equipment

Laser
Master
Printer 12/1/95            28032     28032 14015 S/L HY  5  0.2         5606
4
SCANVEC
Programs 8/18/95           13514     13514  6757 S/L HY  5  0.2         2703
Byte
Computer 3/29/95            3041      3041  1520 S/L HY  5  0.2          608
Mac
Computer 8/9/95             5000      5000  2500 S/L HY  5  0.2         1000
Apple II
Software 7/24/95            2000      2000  1000 S/L HY  5  0.2          400
Computer 7/11/95            1072      1072   535 S/L HY  5  0.2          214
PC
Computer 8/15/95            1668      1668   835 S/L HY  5  0.2          334
Misc.
Computer
Equip.   8/15/95           35865     35865 16263 S/L HY  5  0.2         7173
Computer 2/4/96             1127      1127   338 S/L HY  5  0.2          225
Printer  10/20/97           2000      2000    48 S/L HY  5  0.2          400
Computer 7/1/97              460       460    46 S/L HY  5  0.2           92
Raster
Machine  7/11/95  6/30/99      0         0     0 S/L HY  5  0.2            0
Computer
for
Raster   2/28/96            8500      8500  2550 S/L HY  5  0.2         1700
Misc.
Computer
Equip.   5/13/96           31744     31744 22433 S/L HY  5  0.2         6349
   Total                  134023    134023 68840                       26805

Total
Deprec
Iable                     906918          191852                      111926

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT.

The following table sets forth information regarding the beneficial ownership of shares of the Company's Common Stock as of June 1, 2000 (17,006,167 issued and outstanding) by (i) all stockholders known to the Company to be beneficial owners of more than 5% of the outstanding Common Stock; and (ii) all officers and directors of the Company (each person has sole voting power and sole dispositive power as to all of the shares shown as beneficially owned by them):


Title of   Name and Address of             Amount of        Percent of
Class      Beneficial Owner                Beneficial         Class(2)
                                           Ownership(1)
Common
Stock      Chinex International              2,539,805          13.25%
           c/o 1785 West 2300 South
           Salt Lake City, Utah 84119 (3)

Common
Stock      Armstrong, Perkins, Hudson        2,500,000          13.05%
           Trustee
           1600 Canadian Pl.
           407 2nd St., Calgary
           Alberta T2P 2Y3

Common
Stock      Wm. Michael Reynolds              2,000,000(5)      10.44%
           3245 Grande Vista Drive
           Newbury Park, California
           91320

Common
Stock      Beverly Hills 310, Inc.           1,650,949           8.62%
           c/o 1785 West 2300 South
           Salt Lake City, Utah 84119 (4)

Common
Stock      John L. Patton                    1,000,000          5.22%
           5 Saddle Hill Road
           Far Hills, New Jersey 07931

Common
Stock     Labranda, Inc.                       942,857          4.92%
          426 South 500 East
          Salt Lake City, Utah 84119

Common
Stock     Ronnie Case                          150,000 (6)      0.78%
          3245 Grande Vista Drive
          Newbury Park, California 91320

Common
Stock     George Jones                           5,600          0.03%
          3245 Grande Vista Drive
          Newbury Park, California 91320

Common
Stock     Eric Lewis                                 0             0%
          3245 Grande Vista Drive
          Newbury Park, California 91320

Common
Stock     James V. Crestani                          0             0%
          3245 Grande Vista Drive
          Newbury Park, California 91320

Common
Stock     Shares of all directors and        3,806,549 (7)     19.87%
          executive officers as a
          group (5 persons)


(1) Other than as footnoted, none of these security holders has the right to acquire any amount of the Shares within sixty days from options, warrants, rights, conversion privilege, or similar obligations.

(2) Based on the amount of issued and outstanding shares of the Company as of June 1, 2000, plus the options to currently acquires a total 2,150,000 shares held by Mr. Reynolds and Mr.
Case.

(3)  The beneficial owner of Chinex International is George Christo.

(4)  The beneficial owner of Beverly Hills 310, Inc. is Wm. Michael
Reynolds.

(5) Consists entirely of currently exercisable options granted in January 2000 to purchase 2,000,000 of shares of common stock at an exercise price of $0.25 per share; there is no expiration time on these options.

(6) Consists entirely of currently exercisable options granted in January 2000 to purchase 150,000 of shares of common stock at an exercise price of $0.25 per share; there is no expiration time on these options.

(7) Includes shares owned indirectly by Mr. Reynolds through his ownership of Beverly Hills 310, Inc.

ITEM 5.  DIRECTORS, OFFICERS, PROMOTERS, AND CONTROL PERSONS.

The names, ages, and respective positions of the directors and officers of the Company are set forth below. These persons have held their respective positions since May 20, 1999. There are no other persons which can be classified as a promoter or controlling person of the Company.

(a)  Wm. Michael Reynolds, President/Chief Executive Officer/Chairman.

Mr. Reynolds, age 54, started with the Company in 1996. He served as President/CEO of a combined group of financial companies which became a holding company (J.B. Oxford Holding Co.) with annual revenues rising from $3 million to $45 Million under his 4 year leadership, which ended in 1996. From 1988 to 1992, Mr. Reynolds served as Chairman of J.P. Michael Co., a regional broker/dealer located in Burbank, California. During the period of 1986 to 1988, Mr. Reynolds held the position of President/CEO of G.I. Industries, a waste management company between 1986-1988. He has served as President/ Chairman of the American Lung Association for 10 years.

(b)  Ronnie Case, Secretary/Treasurer/Director.

Mr. Case, age 23, started with the Company in 1994. He attended the California Lutheran University where he graduated with Honors in Business Management and Accounting. Mr. Case had been employed by Clear Vision, Inc. from 1994 until this company was closed down in June 1999, and currently serves as a Director and Secretary/Treasurer of the Company.

(c)  Eric Lewis, M.D., Director.

Dr. Lewis, age 52, started with the Company in 1996. He served as President of Clear Vision, Inc. from 1995 until its close, and member of the Board of Directors of Chaos Group, Inc. prior to its sale in August 1999. Dr. Lewis has maintained a cosmetic surgery practice in Beverly Hills California for the past 20 years. Dr. Lewis graduated from the University of California at Los Angeles in 1976.

(d)  James V. Crestani, Director.

Mr. Crestani, age 50, started with the Company in 1996. He has served as CEO of Southland Title Company in San Diego, California for in excess of fifteen years. In this position, he is active in all areas of real property finance and title insurance.

(e)  George A. Jones, Director.

Mr. Jones, age 50, started with the Company in 1996. He is a member of the Board of Directors and General Chairman of Brotherhood of Railroad Signalman. Mr. Jones is also Vice Chairman, Board of Directors, Rio Grande Employees Hospital Association. He also serves as Utah State Legislative Representative, and is a member of the Public Law Board. Mr. Jones has held these paid positions for in excess of five years.

ITEM 6.  EXECUTIVE COMPENSATION.


                    Summary Compensation Table

                     Annual compensation              Long-term
                                                     compensation
                                           Awards          Payouts
                                    Other           Securi           All
                                    Annual          ties             other
Name and                            compen Restrict under            compen
Principal   Year   Salary   Bonus   sation  stock   lying   LTIP     sation
Position                                    award   options payouts
                                                    SARs
                     ($)     ($)     ($)     ($)     (#)       ($)     ($)
    (a)      (b)     (c)     (d)     (e)     (f)     (g)       (h)     (i)

Wm
Michael
Reynolds
President
/CEO        1999   120,000    0       0       0       0         0       0
            1998   120,000    0       0       0       0         0       0
            1997   120,000    0       0       0   960,000       0       0
0
Ronnie
Case,
Secretary
Treasurer   1999    36,000    0       0       0      0          0       0
            1998    36,000    0       0       0      0          0       0
            1997    36,000    0       0       0    40,000       0       0

Stock Options.

Upon execution of a Management Agreement on January 15,
1997, Mr. Reynolds was vested with options to purchase up to 960,000 shares of the Company's common stock for a value of $0.25 per share. No further options were granted under this agreement.

Upon execution of a Management Agreement in January 1997,
Mr. Case was vested with options to purchase up to 40,000 shares of the Company's common stock for a value of $0.25 per share. No further options were granted under this agreement.

       AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                   AND FY-END OPTION/SAR VALUES

                                          Number of      Value of
                                          Securities     unexercised
                                          Underlying     in-the-money
                                          Unexercised    money options/
            Shares                        Options/SARS   SARs at FY-end
            Acquired on    Value          at FY-end (#)  ($)
            Exercise (#)   realized       exercisable/   exercisable
Name                         ($)          unexercisable  unexercisable(1)
 (a)            (b)          (c)             (d)               (e)
Wm
Michael
Reynolds
President
CEO              -            -           960,000        $192,000
                                          Exercisable    exercisable

Ronnie
Case
Secretary
Treasurer        -            -            40,000       $   8,000
                                           Exercisable  exercisable

(1) This number was calculated by multiplying the difference between the exercise price of $0.25 per shares and the fair market value of the shares of $0.45 per share on December 31, 1999 by the total number of shares underlying the options. All these options expired unexercised on January 15, 2000.

Management Contracts.

The Company has entered into a Management Contract with Mr. Reynolds and Mr. Case, each dated January 15, 2000, which expires on January 15, 2003 (see Exhibit 10.10 and 10.11, respectively, to this Form 10-SB). These agreements may be terminated at will, with or without cause, by Mr. Reynolds or by the Board of Directors of the Company after having given a thirty (30) day written notice to the other party to the address of record personally or by mail, postage prepaid, or by facsimile machine message. The agreements provide for compensation as follows:

(a)  Mr. Reynolds.

Mr. Reynolds receives a base salary of $10,000 per month. If the Company realizes a net profit, after having given effect for tax liability, for a full twelve months ending coincident with its fiscal year end, to wit September 30, then for the following twelve months the Board of Directors may approve that Mr. Reynolds will be paid an amount in addition to his base salary to reward his performance. Maximum payroll to Mr. Reynolds under this agreement will not exceed $250,000 in any one year.

Upon execution of this agreement, Mr. Reynolds was vested with an option to purchase up to and including 2,000,000 shares of the Company's common stock for a value of $0.25 per share. Thereafter, and for each fiscal year during the term of this agreement wherein a net profit has been realized by the Company, after giving effect for tax liabilities, Mr. Reynolds will be granted options to purchase an additional 1,000,000 shares of said stock at $0.25 per share. Reynolds may exercise his earned options at any time either by direct payment to the Company or by applying an offset of equal amount against any accrual on his behalf then existing on the books of the Company. There is no expiration time on any of these options.

(b)  Mr. Case.

Mr. Case receives a base salary of $4,000 per month. If the Company realizes a net profit, after having given effect for tax liability, for a full twelve months ending coincident with its fiscal year end, to wit September 30, then for the following twelve months the Board of Directors may approve that Mr. Case will be paid an amount in addition to his base salary to reward his performance. Maximum payroll to Mr. Case under this agreement will not exceed $5,000 in any one month.

Upon execution of this agreement, Mr. Case was vested with an option to purchase up to and including 150,000 shares of the Company's common stock for a value of $0.25 per share. Thereafter, and for each fiscal year during the term of this agreement wherein a net profit has been realized by the Company, after giving effect for tax liabilities, Mr. Case will be granted options to purchase an additional 100,000 shares of said stock at $0.25 per share. Case may exercise his earned options at any time either by direct payment to the Company or by applying an offset of equal amount against any accrual on his behalf then existing on the books of the Company. There is no expiration time on any of these options.

Other Compensation.

(a) There are no annuity, pension or retirement benefits proposed to be paid to officers, directors, or employees of the Company in the event of retirement at normal retirement date as there is no existing plan provided for or contributed to by the Company.

(b) No other remuneration is proposed to be paid in the future directly or indirectly by the Company to any officer or director since there is no existing plan which provides for such payment.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.
Other than as set forth below, there are no relationships, transactions, or proposed transactions within the last two years to which the Company was or is to be a party, in which any of the named persons set forth in Item 5 above had or is to have a direct or indirect material interest.

Labranda, Inc. and the Company entered into a Consulting Agreement, dated July 10, 1998 (see discussion of this agreement under Business of the Company - Consultants for the Company). Mr. Reynolds and Mr. Case have each entered into a Management Contract with the Company, each dated January 15, 2000 (see discussion of these contracts under Executive Compensation - Management Contracts).

ITEM 8.  DESCRIPTION OF SECURITIES.

General Description.

The Articles of Incorporation authorize the issuance of 100,000,000 shares of common stock, with a par value of $0.001. The holders of the Shares: (a) have equal ratable rights to dividends from funds legally available therefore, when, as, and if declared by the Board of Directors of the Company; (b) are entitled to share ratably in all of the assets of the Company available for distribution upon winding up of the affairs of the Company; and (c) are entitled to one non-cumulative vote per share on all matters on which shareholders may vote at all meetings of shareholders. These securities do not have any of the following rights: (a) special voting rights; (b) preference as to dividends or interest; (c) preemptive rights to purchase in new issues of Shares; (d) preference upon liquidation; or (e) any other special rights or preferences. In addition, the Shares are not convertible into any other security. There are no restrictions on dividends under any loan other financing arrangements or otherwise. See a copy of the Articles of Incorporation, and amendments thereto, and Bylaws of the Company, attached as Exhibits to this Form 10-SB. As of November 17, 1999, the Company had 17,006,167 shares of common stock issued and outstanding. There are no preferred shares authorized in the Articles of Incorporation.

Non-Cumulative Voting.

The holders of Shares of Common Stock of the Company do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding Shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose. In such event, the holders of the remaining Shares will not be able to elect any of the Company's directors.

Dividends.

The Company does not currently intend to pay cash dividends. The Company's proposed dividend policy is to make distributions of its revenues to its stockholders when the Company's Board of Directors deems such distributions appropriate. Because the Company does not intend to make cash distributions, potential shareholders would need to sell their shares to realize a return on their investment. There can be no assurances of the projected values of the shares, nor can there be any guarantees of the success of the Company.

A distribution of revenues will be made only when, in the judgment of the Company's Board of Directors, it is in the best interest of the Company's stockholders to do so. The Board of Directors will review, among other things, the investment quality and marketability of the securities considered for distribution; the impact of a distribution of the investee's securities on its customers, joint venture associates, management contracts, other investors, financial institutions, and the Company's internal management, plus the tax consequences and the market effects of an initial or broader distribution of such securities.

Possible Anti-Takeover Effects of Authorized but Unissued Stock.

The Company's authorized but unissued capital stock consists of 82,993,833 Shares of common stock. One effect of the existence of authorized but unissued capital stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest, or otherwise, and thereby to protect the continuity of the Company's management. If, in the due exercise of its fiduciary obligations, for example, the Board of Directors were to determine that a takeover proposal was not in the Company's best interests, such shares could be issued by the Board of Directors without stockholder approval in one or more private placements or other transactions that might prevent, or render more difficult or costly, completion of the takeover transaction by diluting the voting or other rights of the proposed acquiror or insurgent stockholder or stockholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

Transfer Agent.

The Company has engaged the services of Interwest Transfer, 1981
East 4800 South, Salt Lake City, Utah 84117, to act as transfer agent and registrar for the Company.

PART II.

ITEM 1.  MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

(a)  Market Information.

From May 28, 1998 to January 19, 2000, the Company's shares were traded on the Over the Counter Bulletin Board. They are currently traded on the National Quotation Bureau's Pink Sheets (symbol LUMP) and the range of closing bid prices shown below is reported while trading on the Bulletin Board. The quotations shown reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Per Share Common Stock Bid Prices by Quarter
For the Fiscal Year Ending on September 30, 2000

                                              High           Low

Quarter Ended December 31, 1999               0.50           0.17
Quarter Ended March 31, 2000                  0.50           0.19

Per Share Common Stock Bid Prices by Quarter
For the Fiscal Year Ending on September 30, 1999

                                              High           Low

Quarter Ended December 31, 1998               0.26           0.07
Quarter Ended March 31, 1999                  0.26           0.13
Quarter Ended June 30, 1999                   0.28           0.16
Quarter Ended September 30, 1999              0.26           0.17

Per Share Common Stock Bid Prices by Quarter
For the Fiscal Year Ended September 30, 1998

                                              High           Low

Quarter Ended June 30, 1998*                  0.31           0.25
Quarter Ended September 30, 1998              1.06           0.17

* The Shares commenced trading on the Bulletin Board on May 28, 1998.

In order to qualify for relisting on the Bulletin Board, the Company must comply with the new eligibility rules of the Bulletin Board (that is, all listed companies must be reporting companies), and accordingly the Company filed its Form 10-SB Registration Statement with the SEC on January 5, 2000. The Company is anticipating that this Form 10-SB will clear all comments in the near future and thereafter be promptly relisted on the Bulletin Board.

(b)  Holders of Common Equity.

As of June 1, 2000, there were 73 shareholders of record of the Company's common stock.

(c)  Dividend Information.

The Company has not declared or paid a cash dividend to stockholders since it was incorporated. The Board of Directors presently intends to retain any earnings to finance Company operations and does not expect to authorize cash dividends in the foreseeable future. Any payment of cash dividends in the future will depend upon the Company's earnings, capital requirements and other factors.

ITEM 2.  LEGAL PROCEEDINGS.

The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened.

On September 8, 1998 the Company was sued by Linda Lampenius aka Linda Brava in Los Angeles County Superior Court. The lawsuit claimed breach of contract, breach of implied covenant of good faith and fair dealing, fraud, breach of fiduciary duty, claim and delivery, conversion, declaratory relief and accounting.
This action was settled in September 1999 on the following terms:
(a) payment by the Company to Ms. Lampenius of $96,000; and (b) the Company is to be paid a royalty on the next seven albums to be released by Ms. Lampenius through EMI Records on a sliding scale starting at 10% down to 2.5%.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

During the two most recent fiscal years, the principal independent accountant for the Company has neither resigned (or declined to stand for reelection) nor been dismissed. The independent accountant for the Company is Kurt D. Saliger, C.P.A., 5000 West Oakey Boulevard, Suite A-4, Las Vegas, Nevada 89146.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

From November 6, 1998 to February 25, 1999, the Company raised a total of $259,004 in gross offering proceeds from two private offerings. Under the first offering in November 1998, a total of 3,100,000 were issued for a total consideration of $31,000 ($0.01 per share). Under the second offering, a total of 1,425,025 shares were sold for a total consideration of $228,004 (average of $0.16 per share). In addition, the Company issued a total of 300,000 shares for consulting services from January 1, 1999 to February 26, 1999. All these shares were offered and sold only to sophisticated investors under Rule 504 of Regulation
D. Other than the payment of a finder's fee of 10%, or $3,100, in connection with the first offering noted above, there were no commissions or discounts paid in connection with these offerings; only normal offering expenses were paid.

In March 1997, the Company issued 300,000 shares of preferred stock in exchange for $300,000 in debt owed by the Company to 3825 Alberta Ltd. In September 1998, the Company issued 1,540,000 shares of preferred stock in exchange for $385,000 in debt owed by the Company to Empress Productions. All these shares were offered and sold only to sophisticated investors under Rule 506 of Regulation D. There were no commissions, discounts or expenses paid in connection with these offerings.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

No director of the Company will have personal liability to the Company or any of its stockholders for monetary damages for breach of fiduciary duty as a director involving any act or omission of any such director since provisions have been made in the Articles of Incorporation limiting such liability. The foregoing provisions shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or, which involve intentional misconduct or a knowing violation of law, (iii) under applicable Sections of the Nevada Revised Statutes, (iv) the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes or, (v) for any transaction from which the director derived an improper personal benefit.

The By-laws provide for indemnification of the directors, officers, and employees of the Company in most cases for any liability suffered by them or arising out of their activities as directors, officers, and employees of the Company if they were not engaged in willful misfeasance or malfeasance in the performance of his or her duties; provided that in the event of a settlement the indemnification will apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation. The Bylaws, therefore, limit the liability of directors to the maximum extent permitted by Nevada law (Section 78.751).

The officers and directors of the Company are accountable to the Company as fiduciaries, which means they are required to exercise good faith and fairness in all dealings affecting the Company.
In the event that a shareholder believes the officers and/or directors have violated their fiduciary duties to the Company, the shareholder may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce the shareholder's rights, including rights under certain federal and state securities laws and regulations to recover damages from and require an accounting by management.. Shareholders who have suffered losses in connection with the purchase or sale of their interest in the Company in connection with such sale or purchase, including the misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from the Company.

PART F/S.

                             LUMINART CORP.
                      CONSOLIDATED BALANCE SHEETS
                              (Unaudited)

                                   March 31, 1999      March 31, 2000
Current Assets:
Cash                               $     98,373        $     47,536
Accounts Receivable (Net of
Allowance for Bad Debts of
$5,732 at 3/31/00)                       57,509              78,230
Inventory                               941,557             802,099
Other Current Assets                     17,887               5,829
Total Current Assets                  1,115,326             933,694

Property & Equipment:
Net Property & Equip                    489,782             452,112

Organization Costs (Net)                202,247                   0
Goodwill (Net)                           92,500                   0
Capitalized Software Costs                    0             205,700
Deferred Taxes                                0              82,705
                                        294,749             288,405

Total Assets                        $ 1,899,855          $1,674,212

Current Liabilities:
Accounts Payable                         76,527              63,460
Accrued Payables                         14,741             143,919
Taxes Payable                            17,343              24,749
Interest Payable                         11,987              71,925
                                        120,598             304,054

Notes Payable                            99,950             106,000

Shareholders' Equity:
Preferred Stock                         685,000             685,000
Common Stock                             17,036              17,006
Additional Paid-In                    3,057,104           3,054,118
Accumulated Deficit                  (2,079,833)         (2,491,966)
Shareholders' Equity                  1,679,307           1,264,157
Total Liabilities &
Shareholders' Equity                 $1,899,855          $1,674,212

See Accompanying Notes to Unaudited Financial Statement

                              LUMINART CORP.
                  CONSOLIDATED STATEMENTS OF OPERATIONS
                                (Unaudited)

                                     Three Months       Three Months
                                         Ended              Ended
                                     March 31, 1999     March 31, 2000

Revenue                                   370,589            298,516

Cost of Sales                             320,311             45,772

Gross Profit                               50,278            252,743

Operating Expenses:
Depreciation & Amortization                     0             44,390
Selling, General & Admin.                 143,414             93,063
Other Operating Costs                           0             70,365
Total Operating Costs                     143,414            207,817

Interest Expense                                0             11,987

Income Before Income Taxes                (93,136)            32,938

Income Tax Expense (Benefit)                    0                  0

Net Income                                (93,136)            32,938

Basic Income Per Share:                    $(0.01)              $0.01

Diluted Income Per Share                   $(0.01)              $0.01

Average Shares Used
in Per Share Calculations:

Basic                                   17,006,170         17,006,167

Diluted                                 18,006,170         19,156,167

See Accompanying Notes to Unaudited Financial Statement

                            LUMINART CORP.
                  CONSOLIDATED STATEMENTS OF CASH FLOWS
                               (Unaudited)


                                     Three Months       Three Months
                                         Ended              Ended
                                     March 31, 1999     March 31, 2000

Cash Flows From Operating
Activities
Adjustments:
Net Income from Operations            $    (93,137)     $     32,938

Depreciation/Amortization                  140,360            44,390
Accounts Receivable                        (23,087)           14,258
Change in Inventories                      (95,104)           (3,148)
Change in Other Assets                       2,000            (3,819)
Change in Accounts Payable                   1,685            17,377
Increase in Accrued Liab.                   (9,758)                0
Increase in Other Liabilities               (9,268)            7,254
Interest Payable                                 0            11,987
Total Adjustments                            6,826            88,299

Net Cash Provided
(Used) by Operations                       (86,309)          121,238

Cash Flows From Investing Activities
Increase in Fixed Assets                   (79,546)                0
Other Assets                                     0            70,365

Net Cash Used in Investing                 (79,546)           70,365

Cash Flows From Financing Activities
Notes Payable Non-Current                  (25,270)         (170,000)
Sales of Common Stock                       237,077                0

Net Cash Used in Financing                  211,807         (170,000)

Net Increase (Decrease) in Cash              45,951           21,603

Beginning Cash Balance                       52,421           25,933

Ending Cash Balance                          98,373           47,536

See Accompanying Notes to Unaudited Financial Statement

                              LUMINART CORP.
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                (Unaudited)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Luminart Corp. (the "Company") is a technology company which is a designer, developer, manufacturer, and marketer of proprietary sign making products for the worldwide marketplace.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reporting amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Basis of Presentation:

The accompanying unaudited consolidated financial statements are presented in accordance with the requirements of Form 10-QSB and
Item 310 of Regulation SB. Accordingly, they do not include all the disclosures normally required by generally accepted accounting principles. Reference should be made to the Company's audited financial statements for the year ended September 30, 1999 as contained in a Form 10-SB filed with the U.S. Securities and Exchange Commission for additional disclosures including a summary of accounting policies, which have not significantly changed.

Principles of Consolidation:

The consolidated financial statements of the Company include the accounts of the Company and all its wholly-owned subsidiaries.
All significant intercompany transactions and balances are eliminated.

Revenue Recognition:

Revenue is generally recognized when the Company has completed substantially all manufacturing and/or sign development to customer specifications, factory testing has been completed and the product has been shipped. Additionally, for sign systems where installation requirements are the responsibility of the Company and payment terms are related to installation completion, revenue is generally recognized when the system has been shipped to the customer's final site for installation.

Inventories:

Inventories are valued at the lower of average cost or market.
Inventories consisted of the following at March 31, 2000:

    Raw Material          $ 581,507
    Work in Process          67,163
    Finished Goods          143,429
                          $ 802,099

Property and Equipment:

Property and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives as follows:

Leasehold improvements: 15 years
Manufacturing equipment: 7 years
Computer equipment, office
Furniture and other: 5-7 years

Cost in Excess of Net Assets of Business Acquired, Net:

Cost in excess of net assets of business acquired is amortized on a straight-line basis over 15 years. This represents the excess of the cost of acquiring the Ecosphere Environmental Systems business over the fair value of net assets received as of the acquisition date by $100,000, net of the accumulated amortization of $16,667 at September 30, 1999. The Company adopted SFAS 121 and divested its recycling assets of $187,000 in October 1999 along with the remaining $83,333 in goodwill associated therewith.

Capitalized Software Development Costs:

Certain software development costs are capitalized when incurred. Capitalization of software development costs begins upon the establishment of technological feasibility. The establishment of technological feasibility and the ongoing assessment of recoverability of capitalized software development costs require considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future revenues, estimated economic life and changes in software and hardware technologies. The capitalized software development costs would be adjusted to fair market value if significant facts and circumstances altered the Company's original assumptions and rationale.

Unamortized capitalized software development costs determined to be in excess of the net realizable value of the product are expensed immediately.

Amortization of capitalized software costs is provided by the straight-line method over the remaining estimated economic life of the product. An original estimated economic life of 15 years is assigned to capitalized software development of $239,651, net of accumulated amortization of $33,951 at March 31, 2000.

Organization Costs:

Organization costs are capitalized when incurred and are amortized on a straight-line basis over a sixty (60) month period. Organization costs are $86,017, net of accumulated amortization of $15,832 at March 31, 2000.

Income Taxes:

The liability method as prescribed by Statement of Financial
Accounting Standards ("SFAS") No. 109, "Accounting for Income
Taxes" ("SFAS 109"), is used in accounting for income taxes.

At March 31, 2000 income tax expense was zero due to net operating loss carryforwards available for tax purposes.

Income Per Share:

In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share" ("SFAS 128"), which replaces the presentation of primary and fully diluted earnings per share with the presentation of basic and diluted earnings per share. Basic income per share is computed by dividing net income available to common shareholders by the weighted average common shares outstanding for the period. Diluted income per share is computed giving effect to all potentially dilutive common shares. Potentially dilutive common shares may consist of incremental shares issuable upon the exercise of stock options adjusted for the assumed repurchase of the Company's common stock at the average market price. The impact of SFAS 128 on the calculation of earnings is as follows:

                                            3 Months Ended
                                               March 31
                                          1999          2000

Basic Income Per Share:                   ($0.0058)     $0.0019

Diluted Income Per Share                     N/A        $0.0017

Average Shares Used In Basic               16,071,788   17,006,167

Average Shares Used In Diluted               N/A        19,156,167

Average Market Price of Stock              $0.19        $0.37

Ending Market Price of Stock                $0.21       $0.40

The following securities were excluded from the calculation of diluted earnings per share at March 31, 2000 because they are considered anti-dilutive under SFAS 128: Unexercised options granted to Company officers in January 2000 of 2,150,000 shares of the Company's common stock, exercisable at $0.25 per share.

NOTE 2 - PROPERTY AND EQUIPMENT

The Company's property and equipment consisted of the following at March 31, 2000:

           Leasehold improvements               $   81,860
           Manufacturing equipment              $  635,885
           Computer equipment, office
           furniture and other                  $  149,769
                                                $  906,918

Less: Accumulated Depreciation                  $ (302,011)
                                                $  496,503

NOTE 3 - ACCRUED LIABILITIES

The Company's accrued liabilities at March 31, 2000 consisted of accrued payroll to officers and accrued interest as follows:

Payroll and related                $ 116,037
Accrued interest                      59,938
                                   $ 175,975

NOTE 4 - COMMON AND PREFERRED STOCK

Description and Dividends:

At March 31, 2000 the Company was authorized to issue 100,000,000 shares of common stock, $0.001 par value. The common stock is a publicly traded Over the Counter Bulletin Board Stock with the symbol LUMP. As of March 31, 2000, 17,006,167 shares of common stock were issued and outstanding of which 5,868,863 are restricted and the remaining 11,137,304 are free trading.

At March 31, 2000 the Company was authorized to issue 10,000,000 shares of preferred stock, $0.001 par value. The preferred stock issued at March 31, 2000 consists of 1,840,000 preferred shares outstanding for consideration of $685,000 bearing interest at the rate of seven percent (7%) per annum.

Since inception, the Company has not declared or paid a cash dividend.

Stock Options:

Upon execution of a new Management Agreement in January 2000, Michael Reynolds was vested with options to purchase up to 2,000,000 shares of the Company's common stock for a value of $0.25 per share. Upon execution of a new Management Agreement in January 2000, Ronnie Case was vested with options to purchase up to 40,000 shares of the Company's common stock for a value of $0.25 per share. These options were issued as of January 15, 2000. These options are currently exercisable, and as of March 31, 2000 none of these options had been exercised.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

Operating Lease Commitments:

The Company leases certain facilities which require future rental payments. These rental arrangements do not impose any financing restrictions on the Company or contain contingent rental provisions.

Future minimum rental commitments under operating leases with noncancelable lease terms in excess of one year were as follows at March 31, 2000:

2000         $ 71,051
2001           89,635
2002                0
2003                0
2004                0
Thereafter          0
             $160,686

Operating lease rental expense was $11,120 for the three month period ended March 31, 2000.

                   INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Shareholders
Luminart Corp.
Thousand Oaks, California

I have audited the accompanying consolidated balance sheet of Luminart Corp. and subsidiaries (the "Company") as of September 30, 1999, and the related consolidated statement of operations, changes in shareholders' equity and cash flows for the year in the period ended September 30, 1999. These financial statements are the responsibility of the Company's management.
My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Luminart Corp. as of September 30, 1999 and the consolidated results of its operations and its cash flows for the period October 1, 1998 to September 30, 1999 in conformity with generally accepted accounting principles.


/s/  Kurt D. Saliger
Kurt D. Saliger, C.P.A. (Nevada State License No. 2335)
Las Vegas, Nevada
December 27, 1999

                             LUMINART CORP.
                       CONSOLIDATED  BALANCE SHEET
                           September 30, 1999

ASSETS
Current Assets
  Cash                                                  $       7,472
  Receivables                                                 140,442
  Inventories                                                 801,319
  Other Current Assets                                         15,962

  Total Current Assets                                        965,195

Property And Equipment, Net                                   603,140
Cost In Excess Of Net Assets Of
 Business Acquired, Net                                        83,833
Capitalized Software Development Costs, Net                   205,700
Organization Costs, Net                                        70,365
Deferred Taxes                                                 82,805

  Total Assets                                             $2,010,938

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
  Accounts Payable                                         $   29,364
  Accrued Liabilities                                         142,885
  Current Portion of long-term debt                                 0

  Total Current Liabilities                                   172,249

Long-Term Debt                                                180,000

Shareholders' Equity
  Preferred Stock                                             685,000
  Common Stock, $0.001 par value
  Authorized 100,000,000 shares, issued
  17,006,167                                                   17,006
  Additional Paid In Capital                                3,054,167
  Retained Earnings (Deficit)                              (2,097,435)

  Total Shareholders' Equity                                1,658,689

  Total Liabilities & Shareholders' Equity                 $2,010,938

See accompanying notes to consolidated financial statements.

                             LUMINART CORP.
                 CONSOLIDATED STATEMENT OF OPERATIONS
                 October 1, 1998 to September 30, 1999

Revenue                                                   $1,637,683
Cost of Revenue:
  Cost of Goods Sold                                         628,489

  Gross Profit                                             1,009,194

Operating Costs and Expenses:
  Amortization and Depreciation                              186,300
  Selling, General and Administrative                        763,246
  Other Operating Costs                                      242,959

  Total Operating Costs and Expenses                       1,192,505

Operating Income                                            (183,311)

Interest Expense                                       $      59,938

Income Before Taxes                                    $    (243,249)

Income Tax Expense (Benefit)                           $     (82,705)

Net Income                                             $    (160,544)

  Basic Income Per Share                               $       (0.01)

  Diluted Income Per Share                             $       (0.01)

Average Shares Used In Per Share Computations:

  Basic                                                17,006,167

  Diluted                                              18,056,167

See accompanying notes to consolidated financial statements.

                            LUMINART CORP.
           CONSOLIDATED CHANGES IN SHAREHOLDERS' EQUITY
                         September 30, 1999

                         Number       Par     Additional      Retained
                           Of        Value      Paid In       Earnings
                         Shares     $0.001      Capital       (Deficit)

Balance October 1, 1998  11,804,215 $11,804   $2,731,258     ($1,936,891)

November 6, 1998          3,100,000   3,100       27,900
Issued for Cash

December 10, 1998           300,000     300       59,700
Issued for Cash

January 1, 1999             100,000     100        9,900
Issued per Consulting
Agreement

January 15, 1999            111,667     112       17,892
Issued for Cash

February 25, 1999         1,000,000   1,000      149,000
Issued for Cash

February 26, 1999 and       590,285     590       58,438
March 19, 1999 Issued per
Consulting Agreement

Net (Loss) October 1, 1998
To September 30, 1999                                           (160,544)

Balance September 30,
1999                     17,006,167  17,006    3,054,167      (2,097,435)

Preferred Stock
October 1, 1998           1,840,000 685,000

Preferred Stock
September 30, 1999        1,840,000 685,000

Total Shareholders' Equity
September 30, 1999                                            $1,658,689

See accompanying notes to consolidated financial statements.

                           LUMINART CORP.
               CONSOLIDATED STATEMENT OF CASH FLOWS
               October 1, 1998 to September 30, 1999

CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income                                                $(160,544)
  Adjustments to reconcile net income
  To net cash provided by (used for)
  Operating activities:
  Amortization and Depreciation                               186,300
  Changes in Operating Assets and Liabilities
  Increase in Accounts Receivable                            (149,652)
  Increase in Inventories                                    (102,952)
  Decrease in Accounts Payable                                (47,727)
  Increase in Accrued Liabilities                             113,499
  Increase in Deferred Taxes                                  (82,705)

Net Cash Used In Operating Activities                        (243,781)

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of Property and Equipment                         (180,489)

  Net Cash Used in Investing Activities                      (180,489)

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from Long-Term Debt                                159,000
  Proceeds from Sale of Common Stock                          259,004

  Net Cash Provided By Financing Activities                   418,004

NET INCREASE (DECREASE) IN CASH                                (6,266)

  Cash, October 1, 1998                                        13,738

  Cash, September 30, 1999                                      7,472

Non-cash Financing Activities - issuance of
  common stock for consulting services                         87,032

See accompanying notes to consolidated financial statements.

                              LUMINART CORP.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 1999

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Luminart Corp. (the "Company") is a technology company which is a designer, developer, manufacturer, and marketer of proprietary sign making products for the worldwide marketplace.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reporting amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Principles of Consolidation:

The consolidated financial statements of the Company include the accounts of the Company and all its wholly-owned subsidiaries.
All significant intercompany transactions and balances are eliminated.

Revenue Recognition:

Revenue is recognized when the Company has completed substantially all manufacturing and/or sign development to customer specifications, factory testing has been completed and the product has been shipped. Additionally, for sign systems where installation requirements are the responsibility of the Company and payment terms are related to installation completion, revenue is recognized when the system has been shipped to the customer's final site for installation. The Company ships the completed orders to its clients and bills the client for the shipping costs.

Inventories:

Inventories are valued at the lower of average cost or market.
Inventories consisted of the following at September 30, 1999:

             Raw Material        $592,594
             Finished Goods      $208,725
                                 $801,319

Property and Equipment:

Property and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives as follows:

Leasehold improvements:       15 years
Manufacturing equipment:        7 years

Computer equipment, office
furniture and other:                  5-7 years

Cost in Excess of Net Assets of Business Acquired, Net:

Cost in excess of net assets of business acquired is amortized on a straight-line basis over 15 years. This represents the excess of the cost of acquiring the Ecosphere Environmental Systems business over the fair value of net assets received as of the acquisition date by $100,000, net of the accumulated amortization of $16,667 at September 30, 1999.

Capitalized Software Development Costs:

Certain software development costs are capitalized when incurred. Capitalization of software development costs begins upon the establishment of technological feasibility. The establishment of technological feasibility and the ongoing assessment of recoverability of capitalized software development costs require considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future revenues, estimated economic life and changes in software and hardware technologies. The capitalized software development costs would be adjusted to fair market value if significant facts and circumstances altered the Company's original assumptions and rationale.

Unamortized capitalized software development costs determined to be in excess of the net realizable value of the product are expensed immediately.

Amortization of capitalized software costs is provided by the straight-line method over the remaining estimated economic life of the product. An original estimated economic life of 15 years is assigned to capitalized software development of $239,651, net of accumulated amortization of $33,951 at September 30, 1999. All costs are attributable to Luminart International, Inc.

The Company has adopted SOP 97-2 and 98-9.

Organization Costs:

Organization costs are capitalized when incurred and are amortized on a straight-line basis over a sixty (60) month period. Organization costs incurred in 1998 are $86,017, net of accumulated amortization of $15,252 at September 30, 1999.

Income Taxes:

The liability method as prescribed by Statement of Financial
Accounting Standards ("SFAS") No. 109, "Accounting for Income
Taxes" ("SFAS 109"), is used in accounting for income taxes.

At September 30, 1999 income tax expense was zero due to net operating loss carryforwards available for tax purposes.

Income Per Share:

In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share" ("SFAS 128"), which replaces the presentation of primary and fully diluted earnings per share with the presentation of basic and diluted earnings per share. Basic income per share is computed by dividing net income available to common shareholders by the weighted average common shares outstanding for the period. Diluted income per share is computed giving effect to all potentially dilutive common shares. Potentially dilutive common shares may consist of incremental shares issuable upon the exercise of stock options adjusted for the assumed repurchase of the Company's common stock at the average market price. The impact of SFAS 128 on the calculation of earnings is as follows:

                                               Fiscal Year Ended
                                                 September 30
                                            1998                 1999

Basic Income Per Share:                     $0.02                $(0.01)

Diluted Income Per Share                     N/A                 $(0.01)

Average Shares Used In Basic                11,804,215           17,006,167

Average Shares Used In Diluted               N/A                 18,056,167

Average Market Price of Stock               $0.41                $0.42

Ending Market Price of Stock                $0.21                $0.20

The following securities were excluded from the calculation of diluted earnings per share at September 30, 1999 because they are considered anti-dilutive under SFAS 128: Unexercised options granted to Company officers in January 1997 of 1,000,000 shares of the Company's common stock, exercisable at $0.25 per share.

NOTE 2 - PROPERTY AND EQUIPMENT

The Company's property and equipment consisted of the following at September 30, 1999:

        Leasehold improvements                $   81,860
        Manufacturing equipment               $  662,731
        Computer equipment, office
        furniture and other                   $  162,327
                                              $  906,918
        Less: Accumulated
        Depreciation                          $ (303,778)
                                              $  603,140
The Company has maintained in its possession, although not on its records, assets associated with its 1994 dissolution of its then wholly owned subsidiary, Ecosphere Environmental Systems. The assets had been removed from the corporate balance sheet since they were completely unassociated with corporate revenue generating directions. In September, 1999 the Company was approached by a firm interested in purchasing the assets and were, therefore, viewed as a corporate revenue source and added to the corporate ledgers. The sale was scheduled to be consummated by September 30, however did not finalize until November 11. The asset value returned to the corporate ledger was $189,183, based on the amount removed from the Company ledgers in 1994. The loss attributed to the sale is reported in the Company's December 31, 1999 unaudited financial statements.

NOTE 3 - ACCRUED LIABILITIES

The Company's accrued liabilities consisted of the following at September 30, 1999:

             Payroll and related        $ 82,947
             Accrued interest           $ 59,938
                                        $142,885

NOTE 4 - COMMON AND PREFERRED STOCK

Description and Dividends:

At September 30, 1999 the Company was authorized to issue 100,000,000 shares of common stock, $0.001 par value. The common stock is a publicly traded Over the Counter Bulletin Board Stock with the symbol LUMP. As of September 30, 1999, 17,006,167 shares of common stock were issued and outstanding of which 5,868,863 are restricted and the remaining 11,137,304 are free trading.

At September 30, 1999 the Company was authorized to issue 10,000,000 shares of preferred stock, $0.001 par value. The preferred stock issued at September 30, 1999 consists of 1,840,000 preferred shares outstanding for consideration of $685,000 bearing interest at the rate of seven percent (7%) per annum.

Since inception, the Company has not declared or paid a cash dividend.

Stock Options:

Upon execution of a Management Agreement in January 1997, Michael Reynolds was vested with options to purchase up to 960,000 shares of the Company's common stock for a value of $0.25 per share. Upon execution of a Management Agreement in January 1997, Ronnie Case was vested with options to purchase up to 40,000 shares of the Company's common stock for a value of $0.25 per share. These options were issued as of January 15, 1997. As of September 30, 1999, none of these options have been exercised.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

Operating Lease Commitments:

The Company leases certain facilities which require future rental payments. These rental arrangements do not impose any financing restrictions on the Company or contain contingent rental provisions.

Future minimum rental commitments under operating leases with noncancelable lease terms in excess of one year were as follows at September 30, 1999:

          2000         $ 82,171
          2001         $ 89,635
          2002         $      0
          2003         $      0
          2004         $      0
          Thereafter   $      0
                       $ 171,806

Operating lease rental expense was $108,924 for the twelve month period ended September 30, 1999.

Litigation:

The Company is also party to other routine legal proceedings incidental to its business. The lawsuit brought against the Company in 1998 by Linda Lampenius was settled in August 1998 through arbitration and all liabilities associated therewith were assumed by 638254 Alberta Ltd. when they purchased the Company's wholly owned subsidiary, Chaos Group, Inc.

NOTE 6 - DISPOSITION OF SUBSIDIARIES

The Company entered into an agreement for the sale of Chaos
Group, Inc. on August 31, 1999 to 638254 Alberta Ltd. for
$100,000.

On June 30, 1999 the Company closed Clear Vision, Inc. and transferred all of the subsidiary's operations to Luminart
International, Inc.

NOTE 7 - RESEARCH AND DEVELOPMENT COSTS

The Company expenses research and development costs as incurred.
For the year ending September 30, 1999 these expenses were zero.

                         INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders
Luminart Corp.
Oxnard, California

I have audited the accompanying consolidated balance sheet of Luminart Corp. and subsidiaries (the "Company") as of September 30, 1998, and the related consolidated statement of operations, changes in shareholders' equity and cash flows for the period January 1, 1998 to September 30, 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Luminart Corp. as of September 30, 1998 and the consolidated results of its operations and its cash flows for the period January 1, 1998 to September 30, 1998 in conformity with generally accepted accounting principles.


/s/  Kurt D. Saliger
Kurt D. Saliger, C.P.A. (Nevada State License No. 2335)
Las Vegas, Nevada
November 26, 1998

                             LUMINART CORP.
                       CONSOLIDATED BALANCE SHEET
                          September 30, 1998

                                 ASSETS
Current Assets:
Cash in Banks                                             $    13,738
Accounts Receivable                                             9,210
Inventory                                                     698,367
Other Current Assets                                           24,071

  Total Current Assets                                        745,386

Other Assets:
Property and Equipment, Net                                   485,862
Cost in Excess of Net Assets of
Business Acquired, Net                                         92,500
Capitalized Software Development Costs, Net                   221,677
Organization Costs, Net                                        73,223

  Total Assets                                             $1,618,648

                   LIABILITIES & SHAREHOLDERS' EQUITY

Current Liabilities:
Accounts Payable                                           $   77,091
Accrued Liabilities                                            29,386
Current Portion of Long Term Debt                                   0

  Total Current Liabilities                                   106,477

Long Term Liabilities:
Note Payable (Noncurrent)                                      21,000
Total Long Term Liabilities                                    21,000

Shareholders' Equity:
Preferred Stock                                               685,000
Common Stock                                                   11,804
Additional Paid-In Capital                                  2,731,258
Accumulated Deficit                                        (1,936,891)

  Total Shareholders' Equity                                1,491,171

  Total Liabilities & Shareholders' Equity                 $1,618,648

See accompanying Notes to Consolidated Financial Statements

                               LUMINART CORP.
                    CONSOLIDATED STATEMENT OF OPERATIONS
                   January 1, 1998 to September 30, 1998

Revenue                                                   $   765,141
Cost of Goods Sold                                             80,321
Gross Profit                                                  684,820

Operating Costs & Expenses:
  Amortization and Depreciation                                63,600
  Selling, General & Administrative                           327,947
  Other Operating Costs                                        15,017

Total Operating Costs and Expenses                            406,564

Operating Income                                              278,256

Interest Expense                                               18,987

Income Before Income Taxes                                    259,269

Income Tax Expense                                                  0

Net Income                                                    259,269

Basic Income Per Share                                         $0.02

Diluted Income Per Share                                       $0.02

Average Shares Used in Per Share Calculations:

Basic                                                     11,804,215

Diluted                                                    11,804,215

See accompanying Notes to Consolidated Financial Statement

                             LUMINART CORP.
         CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                            September 30, 1998


                         Number       Par     Additional      Retained
                           Of        Value      Paid In       Earnings
                         Shares     $0.001      Capital       (Deficit)

Balance
January 1, 1998          9,354,215  $9,354      $2,378,708    ($2,196,160)
April 28, 1998 Asset
Purchase Agreement       1,100,000  $1,100        218,900

July 10, 1998 Consulting
Agreement                  500,000  $  500         49,500

July 15, 1998 Consulting
Agreement                  650,000  $ 650          64,350

September 15, 1998
Consulting Agreement       200,000  $ 200          19,800

Net Income January 1,
1998 to September 30,
1998                                                             259,269

Balance September 30,
1998                     11,804,215 $11,804      2,731,258    (1,936,891)

Preferred Stock
January 1, 1998           1,840,000 $685,000

Preferred Stock
September 30, 1998        1,840,000 $685,000

Total Shareholders'
Equity
September 30, 1998                                             1,491,171

See accompanying Notes to Consolidated Financial Statement

                             LUMINART CORP.
                 CONSOLIDATED STATEMENT OF CASH FLOWS
                January 1, 1998 to September 30, 1998

CASH FLOWS FROM OPERATING ACTIVITIES
Net Income                                                $    259,269
Adjustments to reconcile net income to net
cash provided for (used by) operating
activities:
Amortization and Depreciation                                   63,600
Changes in operating Assets and Liabilities:
Decrease in Accounts Receivable                                119,162
Increase in Inventories                                       (631,017)
Increase in Accounts Payable                                    (6,221)
Decrease in Accrued Liabilities                                (24,522)

  Net Cash (Used For) Operating Activities                    (219,729)

CASH FLOWS FROM INVESTING ACTIVITIES                                 0

CASH FLOWS FROM FINANCING ACTIVITIES
Payments on Long-Term Debt                                    (225,084)
Proceeds from Sale of Common Stock                             355,000

  Net Cash Provided By Financing Activities                    129,916

Net Increase (Decrease) in Cash                                (89,813)

Cash, January 1, 1998                                          103,551

Cash, September 30, 1998                                        13,738

See accompanying Notes to Consolidated Financial Statements

                             LUMINART CORP.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Luminart Corp. (the "Company") is a technology company which is a designer, developer, manufacturer, and marketer of transparent and translucent sign making products for the worldwide marketplace.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Principles of Consolidation:

The consolidated financial statements of the Company include the accounts of the Company and all its wholly-owned subsidiaries.
All significant intercompany transactions and balances are eliminated.

Revenue Recognition:

Revenue is generally recognized when the Company has completed substantially all manufacturing and/or sign development to customer specifications, factory testing has been completed and
the product has been shipped.   Additionally, for sign systems
where installation requirements are the responsibility of the Company and payment terms are related to installation completion, revenue is generally recognized when the system has been shipped to the customer's final site for installation.

Inventories:

Inventories are valued at the lower of average cost or market.
Inventories consisted of the following at September 30, 1998:

        Raw Material           $530,163
        Work In Progress              0
        Finished Goods          168,204
                               $698,367

Property and Equipment:

Property and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives as follows:

Leasehold Improvements                 15 years
Manufacturing Equipment                 7 years
Computer Equipment, Office
Furniture and Other                   5-7 years

Cost in Excess of Net Assets of Business Acquired, Net:

Cost in excess of net assets of business acquired is amortized on a straight-line basis over 15 years. This represents the excess of the cost of acquiring the Echosphere Environmental Systems business over the fair value of net assets received as of the acquisition date by $100,000, net of accumulated amortization of $7,500 at September 30, 1998.

Capitalized Software Development Costs:

Certain software development costs are capitalized when incurred. Capitalization of software development costs begins upon the establishment of technological feasibility. The establishment of technological feasibility and the ongoing assessment of recoverability of capitalized software development costs require considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future revenues, estimated economic life and changes in software and hardware technologies. The capitalized software development costs would be adjusted to fair value if significant facts and circumstances altered the Company's original assumptions and rationale.

Unamortized capitalized software development costs determined to be in excess of the net realizable value of the product are expenses immediately.

Amortization of capitalized software costs is provided by the straight-line method over the remaining estimated economic life of the product. An original estimated economic life of 15 years is assigned to capitalized software development costs of $239,651, net of accumulated amortization of $17,974 at September 30, 1998.

Organization Costs:

Organization Costs are capitalized when incurred and are amortized on a straight-line basis over a sixty (60) month period. Organization costs are $86,017, net of accumulated amortization of $12,794 at September 30, 1998.

Income Taxes:

The liability method as prescribed by Statement of Financial
Accounting Standards ("SFAS") No. 109, "Accounting for Income
Taxes" ("SFAS 109"), is used in accounting for income taxes.

At September 30, 1998 income tax expense was zero due to net operating loss carryforwards available for tax purposes.

Income Per Share:

In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share" ("SFAS 128"), which replaces the presentation of primary and fully diluted earnings per share with the presentation of basic and diluted earnings per share (this statement became effective for periods ending after December 15, 1997). Basic income per share is computed by dividing net income available to common shareholders by the weighted average common shares outstanding for the period. Diluted income per share is computed giving effect to all potentially dilutive common shares. Potentially dilutive common shares may consist of incremental shares issuable upon the exercise of stock options adjusted for the assumed repurchase of the Company's common stock at the average market price. The impact of SFAS 128 on the calculation of earnings is as follows:

                                         Fiscal Year Ended
                                         September 30, 1998

Basic Income Per Share:                         $0.02

Diluted Income Per Share                         N/A

Average Shares Used In Basic                11,804,215

Average Shares Used In Diluted                   N/A

Average Market Price of Stock                   $0.41

Ending Market Price of Stock                    $0.21

The following securities were excluded from the calculation of diluted earnings per share at September 30, 1998 because they are considered anti-dilutive under SFAS 128: Unexercised options granted to Company officers in January 1997 of 1,000,000 shares of the Company's common stock, exercisable at $0.25 per share.

NOTE 2 - PROPERTY AND EQUIPMENT

The Company's property and equipment consisted of the following at September 30, 1998:

Leasehold Improvements                                 $  81,437
Manufacturing Equipment                                  506,864
Computer Equipment, Office Furniture and Other           159,944
                                                         748,245
Less:  Accumulated Depreciation                         (262,383)
                                                       $ 485,862

NOTE 3 - ACCRUED LIABILITIES

The Company's accrued liabilities consisted of the following at September 30, 1998:

Payroll and Related                                    $10,399
Accrued Interest                                        18,987
                                                       $29,386

NOTE 4 - COMMON AND PREFERRED STOCK

Description and Dividends:

At September 30, 1998 the Company was authorized to issue
50,000,000 shares of common stock, $0.001 par value. The common stock is a publicly traded Over The Counter Bulletin Board Stock with the symbol LUMP. As of September 30, 1998, 11,804,215 shares of common stock were issued and outstanding of which 7,223,955 are restricted and the remaining 4,580,260 are free trading.

At September 30, 1998 the Company was authorized to issue 10,000,000 shares of preferred stock, $0.001 par value. The preferred stock issued at September 30, 1998 consists of 1,840,000 preferred shares outstanding for considerations of $685,000 bearing interest at the rate of seven percent (7%) per annum.

Since inception, the Company has not declared or paid a cash dividend.

Stock Options:

Upon execution of a Management Agreement in January 1997, Michael Reynolds was vested with options to purchase up to 960,000 shares of the Company's common stock for a value of $0.25 per share. Upon execution of a Management Agreement in January 1997, Ronnie Case was vested with options to purchase up to 40,000 shares of the Company's common stock for a value of $0.25 per share. These options were issued as of January 15, 1997. As of September 30, 1998, none of these options have been exercised.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

Operating Lease Commitments:

The Company leases certain facilities which require future rental
payments.   These rental arrangements do not impose any financing
restrictions on the Company or contain contingent rental provisions.

Future minimum rental commitments under operating leases with noncancelable lease terms in excess of one year were as a follows at September 30, 1998:

1999        $  98,844
2000           42,684
2001           24,899
2002                0
2003                0
Thereafter          0
             $166,427

Operating lease rental expense was $103,241 for the nine month period ended September 30, 1998.

Litigation:

On September 8, 1998 the Company was sued by Linda Lampenius. also known as Linda Brava ("Plaintiff") in Los Angeles Superior Court for the County of Los Angeles. The lawsuit claims breach of contract, breach of implied covenant of good faith and fair dealing, fraud, breach of fiduciary duty, claim and delivery, conversion, declaratory relief and accounting. Plaintiff is
claiming damages collectively in excess of $750,000.   The
Company is in the process of preparing a counterclaim against the Plaintiff with causes of action sounding in contract and tort. The Company intends to defend and prosecute the lawsuit vigorously. Given the fact that the case is in its infancy, the prediction of the outcome is unavailable as discovery has not yet commenced.

The Company is also party to other routine legal proceedings incidental to its business.

PART III.

ITEMS 1 and 2.  INDEX TO EXHIBITS; DESCRIPTION OF EXHIBITS.

The Exhibits required by Item 601 of Regulation S-B, and an index thereto, are attached.

                                 SIGNATURES

Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the Company caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     LUMINART CORP.

Date: June 15, 2000                 By:   /s/  Wm. Michael Reynolds
                                    Wm. Michael Reynolds, President

                      Special Power of Attorney

The undersigned constitute and appoint Wm. Michael Reynolds their true and lawful attorney-in-fact and agent with full power of substitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Form 10-SB Registration Statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the U.S. Securities and Exchange Commission, granting such attorney-in-fact the full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorney-in-fact may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature                 Title                                  Date

/s/Wm. Michael Reynolds   President/Chief Executive        June 15, 2000
Wm. Michael Reynolds      Officer/Chairman of the Board

/s/ Ronnie Case           Secretary/Treasurer              June 15, 2000
Ronnie Case              (principal financial and
                          accounting officer)/Director

/s/ Eric Lewis            Director                         June 15, 2000
Eric Lewis

/s/ James Crestani        Director                         June 15, 2000
James Crestani

/s/ George A. Jones       Director                         June 15, 2000
George A. Jones

                              EXHIBIT INDEX

Number                        Exhibit Description

2.1    Plan and Agreement of Merger (see below).

2.2    Agreement and Plan of Reorganization (see below).

3.1    Articles of Incorporation (see below).

3.2 Articles of Amendment to the Articles of Incorporation (see below).

3.3 Certificate of Amendment to Articles of Incorporation (see below).

3.4    Certificate of Amendment of Amendment to Articles of
       Incorporation (see below).

3.5    Certificate of Amendment to Articles of Incorporation
       (see below).

3.6    Bylaws (see below).

10.1 Asset Purchase Agreement between the Company and Frankopan & Co., dated April 6, 1998 (see below).

10.2 Consulting Agreement between the Company and Labranda, Inc., dated July 10, 1998 (see below).

10.3 Consulting Agreement between the Company and FPI, dated July 15, 1998 (see below).

10.4   Consultation Agreement between the Company and HBL &
       Associates, dated September 15, 1998 (see below).

10.5 Consultation Agreement between the Company and Don Docken, dated January 1, 1999 (incorporated by reference to Exhibit 10.2 of the Form 10-QSB filed on May 15, 2000).

10.6   Consultation Agreement between the Company and Izumi Von
       Hardenberg, dated February 26, 1999 (see below).

10.7   Consultation Agreement between the Company and Lawrence
       Erber, dated February 26, 1999 (see below).

10.8 Agreement to Purchase between the Company and 638254 Alberta Ltd., dated August 31, 1999 (see below).

10.9   Toll Processing Agreement between Luminart International,
       Inc. and PRC-DeSoto Canada, Inc., dated December 1, 1999
      (incorporated by reference to Exhibit 10.1 of the Form 10-QSB filed on May 15, 2000).

10.10  Management Contract between the Company and Wm. Michael
       Reynolds, dated January 15, 2000 (incorporated by reference to
       Exhibit 10.3 of the Form 10-QSB filed on May 15, 2000).

10.11  Management Contract between the Company and Ronnie
       Case, dated January 15, 2000 (incorporated by reference to
       Exhibit 10.4 of the Form 10-QSB filed on May 15, 2000)

21     Subsidiaries of the Company (see below).

24     Special Power of Attorney (see signature page).

27     Financial Data Schedules (see below).

99     Patent Abstract (see below).